UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 01, 2012, entitled "Statoil: Changes in the corporate executive committee".

Statoil: Changes in the corporate executive committee

Lars Christian Bacher has been appointed executive vice president for Development and Production International (DPI) in Statoil (OSE: STL, NYSE:STO) and will take up his new position as of 1 September. Bacher will succeed Peter Mellbye who is retiring after 30 years with the company.

Lars Christian Bacher holds a master's degree in chemical engineering from the Norwegian University of Science and Technology (NTH) and a business degree from the Norwegian School of Economics (NHH).

He joined Statoil in 1991, and has held a number of management positions in Statoil including platform manager at the Norne and Statfjord fields on the Norwegian continental shelf. He has also been vice president for Gullfaks operations and later senior vice president for the Tampen area. He led the restructuring and integration process for Development and Production Norway (DPN) following the merger with Hydro and was senior vice president for operations North Sea in DPN.

Bacher is coming from the position as senior vice president for Canada in Development & Production North America (DPNA), a position he has held since October 2009.

"Lars Christian Bacher is taking on the international development and production responsibility at a significant time. He has experience from different parts of the value chain including handling external stakeholders and international exposure. He brings strategic and operational experience to the corporate executive committee of Statoil", says president and CEO Helge Lund.

"At the same time I want to give recognition to Peter Mellbye for the achievements he has brought to Statoil over three decades", Lund says.

For more information, please contact:

Investor relations
Hilde Merete Nafstad, senior vice president investor relations,
Tel: + 47 957 83 911 (mobile)

Morten Sven Johannessen, vice president, investor relations North America,
Tel: +1 203 570 2524 (mobile)

Media relations
Bård Glad Pedersen, press spokesperson,
Tel: +47 91 80 17 91 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 01, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer